

December 18, 2014

Via Email
Anthony M. Stollings
Chief Financial Officer
First Financial Bancorp
255 East Fifth Street
Suite 700
Cincinnati, Ohio 45202

> **Re: First Financial Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-34762**

Dear Mr. Stollings:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ John P. Nolan

                                John P. Nolan
                                Senior Assistant Chief Accountant